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                                                                    Exhibit 99.1

RELEASE                                                     [DEUTSCHE BANK LOGO]

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DEUTSCHE BANK REPORTS 2004 PRE-TAX PROFIT OF E 4.1 BILLION, UP 50%, AND FOURTH
QUARTER 2004 PRE-TAX PROFIT OF E 418 MILLION AFTER REORGANISATION CHARGES OF E 574 MILLION

-     FULL YEAR 2004 NET INCOME OF E 2.5 BILLION, UP 87%

-     RECOMMENDED DIVIDEND INCREASE OF 13% TO E 1.70 PER SHARE

-     SUBSTANTIAL PROGRESS WITH BUSINESS REALIGNMENT PROGRAM

FRANKFURT AM MAIN, 3 February 2005 - Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported income before income taxes for the fourth quarter 2004 of E 418 million after reorganisation charges of E 574 million. These charges included restructuring expenses of E 400 million related to the bank's Business Realignment Program, which was launched in the fourth quarter 2004 and E 174 million related to additional efficiency measures. In the prior year fourth quarter, income before income taxes was E 676 million. For the full year 2004 income before income taxes was E 4.1 billion, a rise of 50% compared to 2003.

Net income was E 269 million for the fourth quarter 2004, compared to E 436 million in the prior year period. For the full year, net income was E 2.5 billion, up 87% from E 1.4 billion in 2003.

Pre-tax return on average active equity for the year 2004 was 17% compared to 10% in 2003. Full year diluted earnings per share were E 4.67, up 102% from E
2.31 in 2003. The Board of Managing Directors recommends a dividend increase of 13% to E 1.70 per share.

Deutsche Bank also announced details of its Business Realignment Program which covers a series of initiatives aimed at revenue growth and cost efficiency. The program, together with additional efficiency measures in the fourth quarter 2004, is expected to result in a reduction of approximately 6,400 in full-time equivalent headcount. Of these 1,600 are covered by the restructuring and severance charges in the fourth quarter 2004. Restructuring charges for the remaining 4,800 will be taken in 2005. This headcount reduction includes the Efficiency and Investment Plan for Germany announced in December 2004. However, the Business Realignment Program and the additional efficiency measures include smartsourcing (i.e., transferring jobs to lower cost locations) which will add 1,200 headcount, leading to a net reduction of 5,200 headcount.
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                                      -2-


Total expenses related to the Business Realignment Program and other efficiency measures recorded in the fourth quarter 2004 and expected in 2005 are estimated to be E 1.3 billion. The bank expects to reduce its operating cost base by E 1.2 billion in 2005, of which E 0.8 billion will relate to the Business Realignment Program. The annualized run-rate of cost savings related to the Business Realignment Program is targeted at E 1.1 billion.

Josef Ackermann, Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, said: "Deutsche Bank delivered continued growth in profitability, driven by a record year in Debt Sales and Trading, solid growth in Advisory and Origination, and by reaching our ambitious profit target of E 1 billion underlying pre-tax profit in Private and Business Clients. We also made continued good progress in credit risk management, leading to further reductions in problem loans and provisions for credit losses."

"Our recommended dividend increase demonstrates our desire to see shareholders benefit from our profit growth. This also reflects our commitment to an attractive dividend policy and our confidence in continued profitable growth going forward. "

He added: "The investments we have made in our core businesses, together with our planned cost savings, underline our firm commitment to deliver on our financial targets."


GROUP HIGHLIGHTS

Income before income taxes for the fourth quarter 2004 was E 418 million, after reorganisation charges of E 574 million. Of these, E 400 million were recorded as restructuring charges related to the Business Realignment Program. Additional charges of E 82 million were related to office space which became excess as a consequence of staff reduction and E 92 million to additional severance not qualifying as restructuring charges under U.S. GAAP. For the full year, income before income taxes was E 4.1 billion, compared to E 2.8 billion in 2003, a rise of 50%.

Net income for the quarter was E 269 million, compared to E 436 million for the fourth quarter 2003. Net income for the full year 2004 was E 2.5 billion, a rise of 87% versus 2003. The annual effective tax rate for 2004 was 39%, compared to 56% in 2003, both including the tax reversal effect for the sale of industrial holdings. Excluding this reversal effect the effective tax rates were 36% and 48%, respectively.

Revenues for the fourth quarter 2004 were E 5.3 billion, up 2% compared to the prior year quarter. Revenues in Debt Sales and Trading and in Origination and Advisory both registered gains compared to the prior year quarter, and Equity Sales and Trading Revenues strongly recovered from the levels of the second and third quarters 2004. These increases were in part offset by the impact of the stronger Euro. For the full year 2004, reported revenues were E 21.9 billion, compared to E 21.3 billion in 2003. Revenues benefited from a record performance in Debt Sales and Trading, with particular strengths in higher-value structured products, derivatives and securitization, while revenues in Equity Sales and Trading were below 2003 levels.
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                                      -3-


Noninterest expenses for the fourth quarter 2004 were E 4.9 billion, compared to E 4.3 billion in the prior year quarter. The fourth quarter 2004 was impacted by two specific effects: E 574 million reorganisation charges and approximately E 200 million due to the reduction of the proportion of deferred share awards used in the Group's compensation model. The latter decision was taken by management in order to lower the cost of equity commitments in future years. The prior year fourth quarter included E 211 million severance charges.

The operating cost base (which excludes restructuring charges) for 2004 was E
16.9 billion and includes the two mentioned effects of E 174 million reorganisation charges and E 200 million from the change in the compensation model. In 2003 the operating cost base was E 17.3 billion. The reduction in 2004 was the result of lower severance charges and the strengthening of the Euro, partly offset by increased performance-related compensation, from both improved operating results and the change in the compensation model.


Provisions for credit losses were E 24 million in the fourth quarter 2004, compared to E 189 million in the prior year quarter. Ongoing improvements in the credit environment, together with rigour in the bank's credit risk management activities and a release following the restructuring of a previously impaired loan resulted in lower provisions for credit losses and in an improvement of the quality of the loan book. For the year 2004, provisions for credit losses were E 307 million, down 71% from E 1.1 billion in 2003. Furthermore, at the end of 2004, problem loans were E 4.8 billion, down 27% from E 6.6 billion at the end of 2003.


After financing investments in growth and maintaining capital strength the bank was able both to recommend a dividend increase and to continue its third share buyback program. By the end of 2004, the bank had repurchased 26,152,000 shares or 4.8% of shares issued under this program.


BUSINESS SEGMENT REVIEW

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The Corporate and Investment Bank's (CIB) fourth quarter 2004 underlying pre-tax profit was E 567 million, an increase of E 129 million, or 29%, from E 438 million in the fourth quarter 2003. Underlying revenues of E 3.2 billion increased E 190 million, or 6%, versus the same period in 2003. Underlying pre-tax profit for the full year was E 3.0 billion, ahead of E 2.9 billion in 2003; an excellent performance considering the impact of a more than 9% decline in the average value of the US-Dollar against the Euro over the year.

Sales and Trading (Debt and other products) generated over E 1.3 billion of underlying revenues in the fourth quarter, a 10% or E 117 million increase over the same period in 2003. Despite a seasonally quiet second half of December, the bank enjoyed a comparably strong fourth quarter, driven by continued outperformance in interest rate and credit derivatives, with high-yield and commercial mortgage backed securities also
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                                      -4-


performing well. Foreign Exchange and Emerging Markets were also stronger performers compared with the fourth quarter 2003. On a full year basis, underlying revenues were a record E 6.3 billion, E 222 million higher than 2003. This performance was driven by market-leading positions in high value, structured products such as interest rate derivatives, securitised products, credit derivatives, high-yield and distressed debt. Significant volume growth in other products, particularly foreign exchange, helped offset ongoing margin erosion, with customer activity continuing to predominate.

Underlying revenues in Sales and Trading (Equity) totalled E 759 million in the quarter, a rebound of 90% from the previous quarter. This improvement was driven by recoveries in cash equities and proprietary trading revenues. Compared to the fourth quarter 2003, underlying revenues were E 103 million lower and for the full year 2004 at E 2.5 billion, E 0.6 billion lower than recorded in 2003. Both reductions were largely attributable to a sharp fall in revenues from proprietary activities. Offsetting this decline was continued strong growth in structured equity products, in particular derivatives and prime services.

Origination and Advisory reported underlying revenues of E 519 million in the fourth quarter, up 15% compared to the same period in 2003. Full year underlying revenues of E 1.9 billion were E 146 million higher than 2003. Equity Origination produced a solid performance. The focus of the business remains one of innovation while at the same time minimising unprofitable transactions. High-yield issuance and leveraged lending, particularly in the US, also performed well. In Advisory, the mergers and acquisitions market gained pace throughout the year, with announced volumes up globally and in all regions versus 2003. The fourth quarter was particularly strong for both the market and Deutsche Bank.

Loan Products underlying revenues of E 276 million for the fourth quarter 2004 were E 108 million higher than the comparable period last year. The majority of this increase is attributable to lower mark-to-market losses on credit risk hedge positions. The bank continued to reduce overall credit exposure of the loan portfolio and in particular it undertook a landmark securitization of German MidCap loans in the fourth quarter. Over the full year, underlying revenues of E 1.1 billion were only marginally lower than 2003, partly as a consequence of further reductions in the average size of the loan portfolio over the period.

Transaction Services revenues in the fourth quarter of E 444 million were similar to the same period in 2003. In Cash Management the bank strengthened its global franchise by gaining market share across customer segments, particularly in the Euro clearing business and corporate deals across Europe. In Trade Finance the bank executed landmark syndicated trade loan transactions, while the Trust & Securities Services business maintained strong impetus in structured finance services worldwide and domestic custody in Asia. In addition the bank completed the successful integration of the former Dresdner Bank institutional custody business in Germany. On a full year basis, underlying revenues amounted to E 1.9 billion, only marginally below the full year 2003.
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                                      -5-


CIB recorded a net release of E 57 million in provision for credit losses in the fourth quarter compared to a charge of E 91 million in the same period last year. This continues to reflect the improved credit environment witnessed throughout the year and enhanced credit discipline, as well as a release following the restructuring of a previously impaired loan. On a full year basis, provisions for credit losses amounted to E 24 million, compared to E 707 million in the same period in 2003.

CIB's operating cost base in the fourth quarter totalled E 2.7 billion, an 8% increase over the same period last year. This increase was almost entirely due to performance-related compensation, including the aforementioned change in the equity compensation model. Over the full year, the operating cost base was 3% higher at E 10.2 billion, again almost entirely due to performance-related compensation.

CIB's noninterest expenses in the fourth quarter included E 299 million restructuring charges representing its share of the Business Realignment Program.


PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

Private Clients and Asset Management's (PCAM) underlying pre-tax profit was E 363 million in the fourth quarter of 2004, 28% higher than the fourth quarter 2003. Underlying revenues were E 2.0 billion in fourth quarter 2004, 6% lower than the fourth quarter 2003. The operating cost base decreased by E 176 million, or 10%, to E 1.6 billion compared to the fourth quarter 2003. The provision for credit losses for the fourth quarter of 2004 was E 79 million, E 19 million below the fourth quarter of 2003.

For the full year, PCAM reported underlying pre-tax profit of E 1.5 billion, an increase of E 387 million, or 35%, compared to the full year 2003. The operating cost base decreased by E 487 million to E 6.2 billion from the full year 2003 primarily due to lower severance charges. Underlying revenues were E 8.0 billion compared to E 8.1 billion in 2003. The provision for credit losses for 2004 was E 263 million, E 58 million below 2003.

PCAM's noninterest expenses in the fourth quarter 2004 included E 98 million restructuring charges.

Asset and Wealth Management (AWM) reported an underlying pre-tax profit of E 99 million in the fourth quarter of 2004 compared to an underlying pre-tax profit of E 207 million in the fourth quarter of 2003, primarily due to lower underlying revenues. Underlying revenues of E 850 million were E 210 million below the fourth quarter 2003, which included significant revenues from the real estate business, including E 121 million in gains from the sale of private real estate equity assets to the Global Real Estate Opportunity Fund. The remaining decline was due to difficult market conditions affecting performance, the impact of the strengthening of the Euro, and the effect of invested asset net outflows. These negative effects could only be partially offset by higher brokerage fees driven by the successful distribution of investment products. AWM's operating cost base was E 758 million in the fourth quarter of 2004, 11% lower than in the fourth quarter 2003. This decrease resulted
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                                      -6-


largely from declines of performance-based compensation and non-compensation costs as well as the impact of the strengthening Euro.

For the full year 2004, AWM reported underlying pre-tax profit of E 490 million, a decrease of E 158 million. The operating cost base decreased by E 169 million to E 2.9 billion for the full year 2004. Underlying revenues of E 3.4 billion were 9% lower compared to the full year 2003, primarily due to the above-mentioned gain from the real estate transaction, which was E 194 million for the full year 2003.

Asset Management underlying revenues during the fourth quarter 2004 suffered from lower performance fees compared to the fourth quarter 2003 due to continued difficult market conditions, particularly in the Alternative Asset businesses and from the absence of significant gains from the sale of real estate investments. Compounding this decline was the impact of unfavorable foreign exchange developments and invested asset net outflows. Net asset outflows were E 20 billion during the fourth quarter 2004, largely in the UK Institutional, Continental Europe Retail (primarily short-term) and Americas Retail businesses, which accounted for 77% of the total. A review of the UK business is underway.

In Private Wealth Management underlying revenues increased compared to the fourth quarter 2003, predominantly due to an upswing in transaction-based revenues as well as new offerings of alternative investments and specialized structured products. The Asian business achieved strong revenues as it increased distribution of alternative investments to an active client base. The German markets continued to benefit from enhanced performance on discretionary products and new investment initiatives towards the year-end.

Private and Business Clients (PBC) generated an underlying pre-tax profit of E 265 million in the fourth quarter of 2004, an increase of E 189 million compared to the fourth quarter 2003. Fourth quarter 2004 underlying revenues increased by E 86 million, or 8%, compared to the fourth quarter 2003 to a record E 1.2 billion - the highest since the establishment of Private and Business Clients. This increase was driven by higher sales of investment and insurance products, the latter supported by changes in German tax legislation. In addition, PBC recorded growth in both lending business, mainly consumer finance, and deposit volumes. The operating cost base of E 845 million was E 79 million lower compared to the fourth quarter 2003, with most of the reduction attributable to lower severance payments. Provisions for credit losses of E 77 million were E 23 million lower than in the fourth quarter 2003, which included higher provisions for German mortgage loans.

PBC achieved its full year underlying pre-tax profit target of E 1 billion, more than doubling underlying pre-tax profit compared to the full year 2003. Underlying revenues increased to E 4.6 billion, 4% higher compared to the full year 2003. The operating cost base declined 9% to E 3.3 billion due primarily to lower severance expenses, while provisions for credit losses of E 269 million were E 53 million lower reflecting better customer performance.
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                                      -7-


CORPORATE INVESTMENTS GROUP DIVISION

Corporate Investments (CI) reported an underlying pre-tax loss of E 154 million in the fourth quarter 2004, compared to a loss of E 42 million in last year's fourth quarter. The underlying pre-tax loss for the full year 2004 was E 194 million compared to E 236 million in 2003.

Underlying revenues were negative E 1 million in the fourth quarter 2004 compared to E 60 million in last year's fourth quarter with the decline being mainly attributable to the deconsolidation of maxblue America in the first quarter of 2004. The major contributor to the difference between underlying and reported revenues (E 68 million in the fourth quarter 2004) was a gain of E 52 million from the sale of the bank's 49% stake in DSI Financial Solutions Pte Ltd in exchange for a 6% interest in HCL Technologies Ltd. From a full year perspective, underlying revenues decreased from E 448 million in 2003 to E 238 million in 2004. The decline was mainly attributable to deconsolidation effects (Telecolumbus and maxblue Americas) as well as to lower dividend income from the bank's industrial holdings portfolio. The difference between underlying and reported revenues in 2004 was driven by E 176 million gains from our industrial holdings portfolio and E 48 million net gains from other investments. In 2003, charges related to our industrial holdings portfolio and to other investments totalled E 1.1 billion, including E 490 million for the complete write-off of our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG.

CI's operating cost base was E 149 million in the fourth quarter 2004 and included E 82 million for the cost of eliminating excess space resulting from headcount reductions and the sale of businesses. Similar charges in the fourth quarter 2003 amounted to E 11 million. The decrease in the operating cost base from E 681 million in 2003 to E 414 million in 2004 mainly results from the aforementioned deconsolidation effects as well as from lower project-related costs.

CI's alternative assets decreased from E 2.9 billion at the end of 2003 to E 1.6 billion at 31 December 2004. The decline by 45% reflects the continued success of our strategy to de-risk the bank.




These figures are preliminary and unaudited. The Annual Report 2004 and Form 20-F will be published on 24 March 2005. For further details regarding the results, please refer to the 4Q2004 Financial Data Supplement which is either attached or available under www.deutsche-bank.de/ir/financial-supplements .

For further information, please contact:


PRESS AND MEDIA RELATIONS               INVESTOR RELATIONS

+49 69 910 43800 (Frankfurt)            +49 69 910 35395 (Frankfurt)
db.presse@db.com                        +1 212 250 7125 (New York)
                                        db.ir@db.com
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                                      -8-


An Analyst Meeting to discuss the 2004 financial results with Josef Ackermann, Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, and Clemens Borsig, CFO, will take place in Frankfurt today, commencing at 2.00 p.m. CET.


The Analyst Meeting will be transmitted (listen only) through the following channels:

PHONE:                  Germany:                  + 49-69 589 990 509
                        U.K.:                     + 44-207 162 0180
                        USA:                      +  1-334 420 4950

PASSWORD:               Deutsche Bank / Analyst Meeting

WEBCAST (VIDEO):        www.deutsche-bank.com/ir/video-audio (listen only)
                        - live and replay -

SLIDES:                 www.deutsche-bank.com/ir/presentations
                        (available from 10.00 a.m. CET)

PHONE REPLAY:           Germany:   + 49-30 726 167 224    Pin code: 639332
                        U.K.:      + 44-207 031 4064      Pin code: 639332
                        USA:       +  1-954 334 0342      Pin code: 639332

RECORDING AVAILABILITY: from approximately one hour after end of the conference until Friday, 11 February 2005, 12.00 p.m. CET


This Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our management agenda; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 25 March 2004 in the section "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.